FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Telmex Internacional, S.A.B. de C.V. intends to delist from the NYSE and Latibex and terminate its ADR programs

(Mexico City, August 5, 2010)—Telmex Internacional, S.A.B. de C.V. (“Telint” or the “Company”) (BMV: TELINT; NYSE: TII; LATIBEX: XTII) intends to delist its American Depositary Shares (ADSs) from the New York Stock Exchange (“NYSE”) and the Mercado de Valores Latinoamericanos en Euros in Madrid, Spain (“Latibex”) and to terminate its American Depositary Receipt (“ADR”) programs.  Telint’s shareholders approved the decision at its general extraordinary shareholders’ meeting held on August 4, 2010, in Mexico City.

The main purpose of delisting is to reduce complexity in financial reporting and administrative costs following the completion of the recent tender offer for Telint shares by América Móvil, S.A.B. de C.V. (“América Móvil”).

Today, Telint will provide written notice to the NYSE of its intent to delist.  Telint plans to file the related Form 25 with the SEC on or about August 16, 2010 and expects the delisting to become effective ten days later, after which Telint’s ADSs will no longer be traded on the NYSE.  After the delisting, Telint shares will continue to be traded on the Bolsa Mexicana de Valores (the “Mexican Stock Exchange”).  Telint and América Móvil have not yet determined whether or when they will seek to delist the shares from the Mexican Stock Exchange.

Also today, Telint will provide written notice to The Bank of New York Mellon of the termination of its ADR programs.  Consequently, The Bank of New York Mellon will provide 30 days’ notice of termination to all holders of ADRs.  Holders are entitled to surrender their ADSs to The Bank of New York Mellon, as depositary, for cancellation and receive the underlying Telint shares.  After the 3-month period following the termination of the ADR programs, the depositary may sell the underlying shares and hold the cash proceeds uninvested for delivery to an ADR holder against surrender of the ADR.

Telint will continue to be registered under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) for the time being, and the Company will continue to comply with its obligations under the Exchange Act.  Once the delisting has become effective and the Company meets the criteria for terminating its reporting obligations under the Exchange Act, it intends to file Form 15F with the Securities and Exchange Commission (“SEC”) in order to deregister all classes of its registered securities.  Immediately upon filing Form 15F Telint’s duty to file reports under the Exchange Act will be suspended, and deregistration is expected to become effective 90 days later.

Telint reserves the right, for any reason, to delay these filings or to withdraw them prior to their effectiveness, and to otherwise change its plans in this regard.

About Telint

Telint is a Mexican holding company with subsidiaries located in Brazil, Colombia, Argentina, Chile, Peru and Ecuador. It aims at providing a wide variety of telecommunication services, including voice, data, video transmission, paid cable and satellite television, internet access and complete telecommunication solutions as well as the services related to the yellow page directories in Mexico, USA, Argentina, Colombia and Peru.

More information about Telint is available at www. telmexinternacional.com

Forward-Looking Statements

Certain statements contained in this press release may constitute “forward-looking statements”.  All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements.  Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause outcomes and results to differ materially from current expectations.  No forward-looking statement can be guaranteed.  Among other risks, there can be no guarantee that Telint will be able to fulfill the criteria required for delisting and deregistering its securities under applicable U.S. law.  If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Telint’s future actions may be materially different from those expressed or implied by such statements.  Telint can offer no assurance that its expectations will be met.  Telint undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 05, 2010.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. intends to delist from the NYSE and Latibex and terminate its ADR programs.